LUXOR INDUSTRIAL CORPORATION

31-Aug-05

05011286

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Martin L. Meyrowitz
Attorney Advisor

SUPPL

Re: Luxor Industrial Corporation
File No: 82-822

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 6/30/04
- Quarterly Report for filing of Form 51 dated 9/30/04
- Quarterly Report for filing of Form 51 dated 3/31/05
- Quarterly Report for filing of Form 51 dated 6/30/05
- News Release dated 6/23/04
- News Release dated 8/23/04
- News Release dated 9/16/04
- News Release dated 11/8/04
- News Release dated 12/20/04
- News Release dated 2/22/05
- News Release dated 3/22/05
- News Release dated 4/20/05
- News Release dated 5/9/05
- News Release dated 7/13/05
- Letter to TSX Venture Exchange for filing of Director and Employee Stock Options (Policy 4.4) dated 3/31/04
- Letter to TSX Venture Exchange for filing of Bonus Shares (Policy 5.1) dated 3/30/05
- Letter from TSX Venture Exchange dated 4/2/04
- Letter from TSX Venture Exchange dated 4/7/05
- Annualy Financial Statement for filing of Form 51 dated 12/31/04

Luxor Industrial Corporation

Yours truly,

Gary G. Liu
Encl.

dlw 9/19

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

QUARTERLY REPORT

- Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003
ISSUER WEB SITE: www.luxorcorp.com

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929
CONTACT EMAIL ADDRESS: management@luxorcorp.com

FOR QUARTER ENDED: June 30, 2004
DATE OF REPORT: August 20, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/08/20 (Y M D)
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/08/20 (Y M D)

LUXOR INDUSTRIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2004

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
JUNE 30, 2004 AND DECEMBER 31, 2003
(Unaudited-Prepared by Management)

		30-Jun-04		31-Dec-03
ASSETS				
CURRENT				
Cash and term deposits	$	7,914	$	23,842
Accounts receivable		96,064		46,389
Marketable securities (note 2.c)		300		300
Inventory (note 2.d)		70,295		65,635
	$	174,573	$	136,166
CAPITAL ASSETS (note 2.l and 3)		48,678		48,178
LICENCE AND PATENT COSTS (note 2.i and 3)		79,485		83,554
RESEARCH AND DEVELOPMENT EXPENDITURES		429,236		457,323
(note 2.h and 4)	$	731,972	$	725,221
LIABILITIES				
CURRENT				
Accounts payable	$	251,456	$	243,153
Advances from related parties (note 6 and 7)		538,880		421,518
	$	790,336	$	664,670
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (note 5)	$	9,114,340	$	9,114,340
DEFICIT-Exhibit 3		(9,172,704)		(9,053,789)
	$	(58,364)	$	60,551
	$	731,972	$	725,221

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 2004 AND 2003
(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-04	6 Months Ended 30-Jun-04	3 Months Ended 30-Jun-03	6 Months Ended 30-Jun-03
REVENUE	$ 446,557	$ 739,624	$ 288,177	$ 555,350
Less returns and allowances	5,437	8,157	2,375	4,998
	$ 441,120	$ 731,467	$ 285,802	$ 550,352
COST OF SALES	$ 248,240	$ 407,709	$ 135,731	$ 240,743
Gross margin before royalty	$ 192,880	$ 323,758	$ 150,071	$ 309,609
Royalty	18,693	30,347	13,490	27,947
GROSS MARGI	$ 174,187	$ 293,411	$ 136,581	$ 281,662
EXPENSES				
Automotive	$ 9,476	$ 18,996	$ 7,967	$ 16,752
Bank charges	816	1,208	262	532
Code and license fees	2,189	8,246	7,020	7,020
Consulting fees	2,400	2,400	-	-
Depreciation and amortization	17,582	35,143	17,849	35,650
Engineer Services	12,000	24,000	12,000	24,000
Equipment rental	2,105	3,767	1,132	2,287
Insurance	8,522	8,522	4,507	4,507
Management fees, salaries and wages	100,033	194,971	103,923	204,466
Office supplies and miscellaneous	5,167	8,895	6,662	12,756
Postage and courier	1,933	4,115	2,124	4,134
Product promotion	6,117	12,040	10,564	21,408
Professional fees	4,600	7,289	3,238	4,738
Rent and utilities	25,794	48,850	22,737	47,635
Stock exchange and filing fees	850	7,165	850	5,263
Supplies, maintenance and repairs	4,530	10,041	3,544	7,087
Telephone	6,440	11,090	7,357	12,242
Transfer agent fees	3,259	4,719	3,768	5,230
Travel and promotion	4,217	9,843	2,597	5,941
	$ 218,030	$ 421,300	$ 218,101	$ 421,648
LOSS BEFORE OTHER ITEMS	$ 43,843	$ 127,889	$ 81,520	$ 139,986
OTHER ITEMS				
Interest income	$ 2	$ 5	$ 4	$ 7
Exchange gain(loss)	6,678	8,532	(2,095)	(2,868)
Prior year adjustments	149	433	1,627	2,774
	$ 6,829	$ 8,970	$ (464)	$ (87)
LOSS FOR THE PERIOD-Exhibit 3	$ 37,014	$ 118,919	$ 81,984	$ 140,073
Loss per share	$ 0.00	$ 0.01	$ 0.00	$ 0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
THREE MONTHS ENDED JUNE 30, 2004 AND 2003
(Unaudited-Prepared by Management)

	6 Months Ended 30-Jun-04	6 Months Ended 30-Jun-03
DEFICIT		
Balance, beginning	$ (9,053,785)	$ (8,761,201)
Loss for the period-Exhibit 2	(118,919)	(140,073)
Balance, ending-Exhibit 1	$ (9,172,704)	$ (8,901,274)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
THREE MONTHS ENDED JUNE 30, 2004 AND 2003
(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-04	6 Months Ended 30-Jun-04	3 Months Ended 30-Jun-03	6 Months Ended 30-Jun-03
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$ (37,014)	$ (118,919)	$ (81,984)	$ (140,073)
Item not involving cash				
Depreciation and amortization	17,582	35,143	17,849	35,650
	$ (19,432)	$ (83,776)	$ (64,135)	$ (104,423)
Changes in non-cash working capital items	(31,014)	(46,029)	30,111	13,828
Cash used in operating activities	$ (50,446)	$ (129,805)	$ (34,024)	$ (90,595)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ -	$ -	$ -	$ -
Advances from (to) related parties	43,719	117,363	52,274	87,107
Cash provided by financing activities	$ 43,719	$ 117,363	$ 52,274	$ 87,107
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (350)	$ (3,006)	$ (2,815)	$ (13,104)
Licence and patent costs	(480)	(480)	-	-
Cash used in investing activities	$ (830)	$ (3,486)	$ (2,815)	$ (13,104)
NET INCREASE (DECREASE) IN CASH	$ (7,557)	$ (15,928)	$ 15,435	$ (16,592)
CASH, BEGINNING	15,471	23,842	17,014	49,041
CASH, ENDING-Exhibit 1	$ 7,914	$ 7,914	$ 32,449	$ 32,449

MANAGEMENT'S DISCUSSION & ANALYSIS

INCORPORATED AS PART OF:

Schedule A

• Schedule B

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
ISSUER WEB SITE:	www.luxorcorp.com
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
CONTACT EMAIL ADDRESS:	management@luxorcorp.com
FOR QUARTER ENDED:	June 30, 2004
DATE OF REPORT:	August 20, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/08/20 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/08/20 Y M D

SCHEDULE A
EXHIBIT 5

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition
Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities
Marketable securities are recorded at cost. Market value at the end of the period is $40 (2003 -$72).

d) Inventory
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

e) Earnings (loss) per share
Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2003 -18,281,034). Diluted loss per share has not been provided for the first six months of 2004 and 2003 as it would be anti-dilutive.

f) Share issue costs
Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation
Effective January 1, 2002, the company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures
Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

i) License and patent costs
License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments
The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation
Effective January 1, 2002, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 115,920	$ 68,904	$ 47,016	$ 46,741
Leasehold improvements	34,534	33,791	743	585
Automobile	6,000	5,081	919	992
License and patents	143,729	64,244	79,485	86,134
	$ 300,183	$172,020	$ 128,163	$ 134,452

4. Research and Development Expenditures

	2004	2003
Balance, beginning of year	$ 457,323	$ 505,494
Less: amortization	28,087	28,086
Balance, end of the period	$ 429,236	$ 477,408

5. Share Capital

a) Authorized Capital
99,588,750 common shares without par value

b) Issued Capital

	2004		2003	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,281,034	$9,114,340
Issued for cash:				
• Private Placement	-	-	-	-
• Options	-	-	-	-
Balance, end of the period	18,281,034	$9,114,340	18,281,034	$9,114,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan
The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
08-Mar-04	1,290,000	$0.30	7-Mar-09	
08-Mar-04	535,000	$0.30	7-Mar-06	

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Director and employees stock options*	1,290,000	$0.30	7-Mar-09
Director and employees stock options	535,000	$0.30	7-Mar-06

* Effective March 8, 2004, 300,000 director and employees options outstanding were cancelled.

f) Shares held in escrow
As at the end of the period, 245,000 (2003 – 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. Advances From Related Parties
Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. Related Party Transactions

a) During the period, the company paid management fees of $24,000 (2003 - $24,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $104,410 (2003 - $85,232) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $333,120 (2003 - $179,170) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $48,030 (2003 - $48,030) to a company controlled by a director of the company.

d) During the period, the company reimbursed $25,826 (2003 - $17,528) for product promotional expenses to a director. As at the end of the period, $10,082 (2003 – 2,478) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $33,645 (2003 - $31,402) for marketing consulting services.

f) During the period, the company reimbursed $5,544 (2003 - $5,593) for product promotional expenses to a director. As at the end of the period, $961 (2003 – 673) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $30,347 (2003 - $27,947) (see note 8). As at the end of the period, $187,428 is payable (2003 -$137,477).

8. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

9. Income Taxes

The company has approximately $5,025,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Export Sales

Operations include export sales of $263,261 (2003 - $111,396) primarily to clients in the United States.

11. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Luxor Industrial Corporation ("Luxor" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend patents, intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

Luxor Industrial Corporation manufacturers and markets the IBS 2000® Load Sharing Connectors™. The IBS 2000® Connectors increase floor performance through significant reduction in bounce and vibration in floors. The strength gained by using the IBS 2000® allows builders to use less materials in floor assemblies resulting in cost savings. The IBS 2000® Connectors are the only products specifically designed to reduce deflection and dampen vibration by structurally connecting the joists in a floor system. The IBS 2000® forces the joists to act as a system thereby gaining stiffness and rigidity. Installing a row of IBS 2000® Connectors is like building a beam under the floor.

OVERALL PERFORMANCE

Sales

Sales for the six-month period ending June 30, 2004 were $739,624 up 33.2% compared to $555,350 for the same period of 2003. Export sales for the current period were $263,261, primarily to clients in the United States, compared to $111,396 for the same period of 2003.

Cost of Goods Sold

The cost of goods sold for the six-month period ending June 30, 2004 were $407,709 compared to $240,743 for the same period of 2003. The increase in cost of goods sold was a direct result of the increased sales in a product line with a lower profit margin.

Expenses

Overhead for the six-month period ending June 30, 2004 was $421,300 compared to $421,648 for the same period of 2003.

Statement of Operations & Deficit
The loss for the six-month period ending June 30, 2004 was $127,889 compared to $139,986 for the same period of 2003. The decrease in loss was due to the increase in sales.

Finance & Cash Flow
Cash used in operating activities during the six-month period ending June 30, 2004 was $129,805 compared to $90,595 for the same period of 2003. The increase in cash usage was primarily due to the increase in inventory related to the new product line.

Cash used in investing activities during the six-month period ending June 30, 2004 was $3,486 compared to $13,104 for the same period of 2003.

Financing activities were a source of $117,363 during the six-month period ending June 30, 2004 compared to $87,107 for the same period of 2003. The increase in source was provided by advances from related parties.

Fast Frame Building Components™
In the first quarter, the Company commenced manufacturing of this window and door component product line. Initial shipments commenced in March and first and second quarter shipments contributed significantly to sales in the first half.

Marketing Arrangements - Floor System Components Distributors
Luxor is pursuing arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The IBS is a key component of the floor as it provides flexibility in quoting, allowing for advantage over competitors. Power Building Systems and World Wide Builder Exchange.com are companies Luxor is working with. In order to achieve significant sales growth, Luxor requires marketing representation throughout Canada and the U.S., particularly the U.S., and this would provide Luxor with local sales representation in the respective markets.

Power Building Systems, a floor system components distributor based in Las Vegas, NV, adopted the use of IBS 2000® in the marketing and design of its floor system package. Power Building Systems does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California and Nevada, from its design office in Las Vegas. Products are delivered to customers from Power Building Systems distribution yards in California and Las Vegas. Power Building Systems is responsible for the Company's initial sales of Fast Frame products which were shipped to California.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. The Company, as well as Power Building Systems, is working with representatives of such top 10 builders as Centex Homes, as well as, to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost. In the second half of 2003, Power Building Systems commenced shipping floor systems containing the Company's patented IBS 2000® Load Sharing Connectors™ to various Centex Homes divisions in California and Nevada.

Worldwide Builder Exchange.com previously completed the first sale of IBS 2000® for 39 apartment flats to Leicester based timber frame manufacturer Midland Timber Engineering Limited (MTE). The price and performance advantages contributed to TEFS by IBS 2000® positions the Company to grow in the UK timber frame market. Recently part E of the UK building code was revised to include sound insulation criteria. Noise as well as vibration are major floor issues facing UK builders. Builders are spending large amounts of money to rectify the problem, without success. Luxor and its engineers have been put in contact with Dr. Sean Smith at Napier University in the U.K. Luxor is aware that the displacement, duration, velocity, acceleration and frequency are all positively influenced by the addition of IBS. Initial reports were prepared by Luxor's engineers and were forwarded to the U.K. Dr. Sean Smith has provided a test protocol to Luxor in order that airborne and impact sound transmission can be evaluated.

Business Development
During 2003, the Company commenced development of Fast Frame Building ComponentS™. In 2004 the Company commenced marketing and manufacturing of this window and door component product line.

Luxor is committed to diversifying its product lines through expanding applications for its current products and developing additional innovative products to service the active housing markets in North America and the United Kingdom. In addition, Luxor is continuing to conduct market research on innovative building products that will capitalise on the growing trend to factory-built housing components and the use of engineered wood products.

In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook
The Company is proceeding to implement a strategic plan with an emphasis on expanding product lines that it offers to its growing customer base. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and execute a broad based communications program. The Company is currently utilizing cash flow from operations to expand sales.

Based on sales growth in 2004, the Company expects that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Revenues	$1,015,249	$1,031,802	$ 860,648
Cost of sales	$ 494,861	$ 492,352	$ 414,617
Gross profit	$ 512,757	$ 529,016	$ 435,018
% Gross profit	50.89%	51.79%	51.20%
Expenses	$ 805,354	$ 766,208	$ 830,973
Net loss	$ 292,584	$ 236,930	$ 394,604
Shares issued and outstanding	18,281,034	18,281,034	18,281,034
Loss per share	$ 0.02	$ 0.01	$ 0.02
Total assets	$ 725,221	$ 823,423	$ 867,281
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2003	2003	2003	2003	2002	2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	446,557	293,067	188,587	271,312	288,177	267,173	264,329	289,053
Net loss	37,014	81,905	95,132	57,379	81,984	58,089	33,933	25,991
Shares outstanding	18M	18M	18M	18M	18M	18M	18M	18M
Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

LIQUIDITY AND RISKS
As at June 30, 2004, the Company had a working capital deficit of $615,763 compared to a working capital deficit of $528,504 as at December 31, 2003, the end of the Company's last completed fiscal year. The increased deficit was a direct result of the increased cost of goods sold and was internally financed by the advances from the related parties as both mentioned in the section of overall performance.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on sales with high gross margins to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the Company.

TRANSACTIONS WITH RELATED PARTIES
During the period, the Company paid management fees of $24,000 (2003 - $24,000) to a company controlled by a director of the Company.

During the period, the Company reimbursed $104,410 (2003 - $85,232) for office, rent, and promotional expenses to a company controlled by a director of the Company. At the end of the period, $333,120 (2003 - $179,170) was included in advances from related parties.

During the period, the Company paid marketing consulting fees of $48,030 (2003 - $48,030) to a company controlled by a director of the Company.

During the period, the Company reimbursed $25,826 (2003 - $17,528) for product promotional expenses to a director. As at the end of the period, $10,082 (2003 – 2,478) was included in advances from related parties.

During the period, a company controlled by a director was paid $33,645 (2003 - $31,402) for marketing consulting services.

During the period, the Company reimbursed $5,544 (2003 - $5,593) for product promotional expenses to a director. As at the end of the period, $961 (2003 – 673) was included in advances from related parties.

During the period the Company incurred royalties on the sales of the brace-bridging system of $30,347 (2003 - $27,947) to a director. As at the end of the period, $187,428 is payable (2003 -$137,477).

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
The reporting currency is the Canadian dollar. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that

affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

Expenditures related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has a US$10,000.00 credit facility with its bank to fund operations as required. This credit facility is personally guaranteed by one of the Company's directors. As at June 31, 2004, the Company had utilized US$9,219 of the credit facility.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.luxorcorp.com**.

QUARTERLY REPORT

RECEIVED

- Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003
ISSUER WEB SITE: www.luxorcorp.com

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929
CONTACT EMAIL ADDRESS: management@luxorcorp.com

FOR QUARTER ENDED: September 30, 2004
DATE OF REPORT: November 25, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/11/25 (Y M D)
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/11/25 (Y M D)

LUXOR INDUSTRIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

SCHEDULE A

SCHEDULE B

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(Unaudited-Prepared by Management)

	30-Sep-04	31-Dec-03
ASSETS		
CURRENT		
Cash and term deposits	$ 25,940	$ 23,842
Accounts receivable	96,698	46,389
Marketable securities (note 2.c)	300	300
Inventory (note 2.d)	82,325	65,635
	$ 205,263	$ 136,166
CAPITAL ASSETS (note 2.l and 3)	48,864	48,178
LICENCE AND PATENT COSTS (note 2.i and 3)	77,437	83,554
RESEARCH AND DEVELOPMENT EXPENDITURES	415,193	457,323
(note 2.h and 4)	$ 746,757	$ 725,221
LIABILITIES		
CURRENT		
Accounts payable	$ 241,265	$ 243,153
Advances from related parties (note 6 and 7)	582,117	421,518
	$ 823,382	$ 664,670
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 5)	$ 9,114,340	$ 9,114,340
DEFICIT-Exhibit 3	(9,190,965)	(9,053,789)
	$ (76,625)	$ 60,551
	$ 746,757	$ 725,221

APPROVED BY THE DIRECTORS:

"TERRY O. LASHMAN" DIRECTOR

"GARY G. LIU" DIRECTOR

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited-Prepared by Management)

	3 Months Ended 30-Sep-04	9 Months Ended 30-Sep-04	3 Months Ended 30-Sep-03	9 Months Ended 30-Sep-03
REVENUE	$ 360,419	$ 1,100,043	$ 271,312	$ 826,662
Less returns and allowances	3,244	11,401	2,936	7,934
	$ 357,175	$ 1,088,642	$ 268,376	$ 818,728
COST OF SALES	$ 162,959	$ 570,668	$ 117,300	$ 358,043
Gross margin before royalty	$ 194,216	$ 517,974	$ 151,076	$ 460,685
Royalty	19,557	49,904	14,458	42,405
GROSS MARGI	$ 174,659	$ 468,070	$ 136,618	$ 418,280
EXPENSES				
Automotive	$ 11,584	$ 30,580	$ 8,766	$ 25,518
Bank charges	464	1,672	258	790
Code and license fees	2,188	10,434	1,626	8,646
Consulting fees	-	2,400	-	-
Depreciation and amortization	17,613	52,756	17,908	53,558
Engineer Services	12,000	36,000	12,000	36,000
Equipment rental	2,750	6,517	1,741	4,028
Insurance	-	8,522	-	4,507
Management fees, salaries and wages	93,458	288,429	93,009	297,475
Office supplies and miscellaneous	4,289	13,184	3,982	16,738
Postage and courier	1,617	5,732	3,023	7,157
Product promotion	4,848	16,888	11,319	32,727
Professional fees	1,500	8,789	2,978	7,716
Rent and utilities	23,541	72,391	23,379	71,014
Stock exchange and filing fees	334	7,499	-	5,263
Supplies, maintenance and repairs	6,340	16,381	5,075	12,162
Telephone	5,275	16,365	4,553	16,795
Transfer agent fees	689	5,408	(224)	5,006
Travel and promotion	4,146	13,989	2,052	7,993
	$ 192,636	$ 613,936	$ 191,445	$ 613,093
LOSS BEFORE OTHER ITEMS	$ 17,977	$ 145,866	$ 54,827	$ 194,813
OTHER ITEMS				
Interest income	$ 1	$ 6	$ 3	$ 10
Exchange gain(loss)	(421)	8,111	(2,677)	(5,545)
Prior year adjustments	136	569	122	2,896
	$ (284)	$ 8,686	$ (2,552)	$ (2,639)
LOSS FOR THE PERIOD-Exhibit 3	$ 18,261	$ 137,180	$ 57,379	$ 197,452
Loss per share	$ 0.00	$ 0.01	$ 0.00	$ 0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited-Prepared by Management)

	9 Months Ended 30-Sep-04	9 Months Ended 30-Sep-03
DEFICIT		
Balance, beginning	$ (9,053,785)	$ (8,761,201)
Loss for the period-Exhibit 2	(137,180)	(197,452)
Balance, ending-Exhibit 1	$ (9,190,965)	$ (8,958,653)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited-Prepared by Management)

	3 Months Ended 30-Sep-04	9 Months Ended 30-Sep-04	3 Months Ended 30-Sep-03	9 Months Ended 30-Sep-03
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$ (18,261)	$ (137,180)	$ (57,379)	$ (197,452)
Item not involving cash				
Depreciation and amortization	17,613	52,756	17,908	53,558
	$ (648)	$ (84,424)	$ (39,471)	$ (143,894)
Changes in non-cash working capital items	(22,853)	(68,882)	(16,428)	(2,600)
Cash used in operating activities	$ (23,501)	$ (153,306)	$ (55,899)	$ (146,494)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ -	$ -	$ -	$ -
Advances from (to) related parties	43,237	160,600	43,817	130,924
Cash provided by financing activities	$ 43,237	$ 160,600	$ 43,817	$ 130,924
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (1,478)	$ (4,484)	$ (2,515)	$ (15,619)
Licence and patent costs	(232)	(712)	(1,726)	(1,726)
Cash used in investing activities	$ (1,710)	$ (5,196)	$ (4,241)	$ (17,345)
NET INCREASE (DECREASE) IN CASH	$ 18,026	$ 2,098	$ (16,323)	$ (32,915)
CASH, BEGINNING	7,914	23,842	32,449	49,041
CASH, ENDING-Exhibit 1	$ 25,940	$ 25,940	$ 16,126	$ 16,126

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition
Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities
Marketable securities are recorded at cost. Market value at the end of the period is $52 (2003 -$74).

d) Inventory
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

e) Earnings (loss) per share
Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2003 -18,281,034). Diluted loss per share has not been provided for the first nine months of 2004 and 2003 as it would be anti-dilutive.

f) Share issue costs
Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation
Effective January 1, 2002, the company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures
Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

i) License and patent costs
License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments
The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation
Effective January 1, 2002, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 117,398	$ 70,171	$ 47,227	$ 47,469
Leasehold improvements	34,534	33,799	735	775
Automobile	6,000	5,097	903	972
License and patents	143,961	66,524	77,437	85,613
	$ 301,893	$175,591	$ 126,302	$ 134,829

4. Research and Development Expenditures

	2004	2003
Balance, beginning of year	$ 457,323	$ 505,494
Less: amortization	42,130	42,130
Balance, end of the period	$ 415,193	$ 463,364

5. Share Capital

a) Authorized Capital
99,588,750 common shares without par value

b) Issued Capital

	2004		2003	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,281,034	$9,114,340
Issued for cash:				
• Private Placement	-	-	-	-
• Options	-	-	-	-
Balance, end of the period	18,281,034	$9,114,340	18,281,034	$9,114,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan
The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
08-Mar-04	1,290,000	$0.30	7-Mar-09	
08-Mar-04	535,000	$0.30	7-Mar-06	

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Director and employees stock options*	1,290,000	$0.30	7-Mar-09
Director and employees stock options	535,000	$0.30	7-Mar-06

* Effective March 8, 2004, 300,000 director and employees options outstanding were cancelled.

f) Shares held in escrow
As at the end of the period, 245,000 (2003 – 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. Advances From Related Parties

Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. Related Party Transactions

a) During the period, the company paid management fees of $36,000 (2003 - $36,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $147,709 (2003 - $125,237) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $371,952 (2003 - $211,553) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $64,404 (2003 - $72,045) to a company controlled by a director of the company.

d) During the period, the company reimbursed $35,667 (2003 - $23,024) for product promotional expenses to a director. As at the end of the period, $3,908 (2003 – 2,256) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $50,467 (2003 - $48,224) for marketing consulting services.

f) During the period, the company reimbursed $8,672 (2003 - $8,813) for product promotional expenses to a director. As at the end of the period, $1,358 (2003 – 509) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $49,904 (2003 - $42,405) (see note 8). As at the end of the period, $206,248 is payable (2003 -$151,935).

8. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

9. Income Taxes

The company has approximately $5,025,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Export Sales

Operations include export sales of $338,739 (2003 - $165,951) primarily to clients in the United States.

11. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

MANAGEMENT'S DISCUSSION & ANALYSIS

INCORPORATED AS PART OF: Schedule A
• Schedule B

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
ISSUER WEB SITE:	www.luxorcorp.com
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
NTACT EMAIL ADDRESS:	management@luxorcorp.com
FOR QUARTER ENDED:	September 30, 2004
DATE OF REPORT:	November 25, 2004

CERTIFICATE:
The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/11/25 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/11/25 Y M D

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Luxor Industrial Corporation ("Luxor" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 as well as the unaudited interim consolidated financial statements and notes for the six months ended September 30, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend patents, intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

Luxor Industrial Corporation manufacturers and markets the IBS 2000® Load Sharing Connectors™. The IBS 2000® Connectors increase floor performance through significant reduction in bounce and vibration in floors. The strength gained by using the IBS 2000® allows builders to use less materials in floor assemblies resulting in cost savings. The IBS 2000® Connectors are the only products specifically designed to reduce deflection and dampen vibration by structurally connecting the joists in a floor system. The IBS 2000® forces the joists to act as a system thereby gaining stiffness and rigidity. Installing a row of IBS 2000® Connectors is like building a beam under the floor.

OVERALL PERFORMANCE

Sales

Sales for the nine-month period ending September 30, 2004 were $1,100,043 up 33.1% compared to $826,662 for the same period of 2003. Export sales were $338,739, primarily to clients in the United States, compared to $165,951 for the same period of 2003.

Cost of Goods Sold

The cost of goods sold for the nine-month period ending September 30, 2004 were $570,668 compared to $358,043 for the same period of 2003. The increase in cost of goods sold was a direct result of the increased sales in a product line with a lower profit margin.

Expenses

Overhead for the nine-month period ending September 30, 2004 was $613,936 compared to $613,093 for the same period of 2003.

Statement of Operations & Deficit
The loss before other items for the nine-month period ending September 30, 2004 was $145,866 compared to $194,813 for the same period of 2003. The decrease in loss was due to the increase in sales.

Finance & Cash Flow
Cash used in operating activities during the nine-month period ending September 30, 2004 was $153,306 compared to $146,494 for the same period of 2003. The increase in cash usage was primarily due to the increase in inventory related to the new product line.

Cash used in investing activities during the nine-month period ending September 30, 2004 was $5,196 compared to $17,345 for the same period of 2003.

Financing activities were a source of $160,600 during the nine-month period ending September 30, 2004 compared to $130,924 for the same period of 2003. The increase in source was provided by advances from related parties.

Fast Frame Building Components™
In the first quarter, the Company commenced manufacturing of this window and door component product line. Initial shipments commenced in March and first and second quarter shipments contributed significantly to sales in the first half.

Marketing Arrangements - Floor System Components Distributors
Luxor is pursuing arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The IBS is a key component of the floor as it provides flexibility in quoting, allowing for advantage over competitors. Power Building Systems and World Wide Builder Exchange.com are companies Luxor is working with. In order to achieve significant sales growth, Luxor requires marketing representation throughout Canada and the U.S., particularly the U.S., and this would provide Luxor with local sales representation in the respective markets.

Power Building Systems, a floor system components distributor based in Riverside, CA, adopted the use of IBS 2000® in the marketing and design of its floor system package. Power Building Systems does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California and Nevada. Power Building Systems is responsible for the Company's initial sales of Fast Frame products which were shipped to California.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. The Company, as well as Power Building Systems, is working with representatives of such top 10 builders as Centex Homes, as well as, to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost. In the second half of 2003, Power Building Systems commenced shipping floor systems containing the Company's patented IBS 2000® Load Sharing Connectors™ to various Centex Homes divisions in California and Nevada.

Recently part E of the UK building code was revised to include sound insulation criteria. Noise as well as vibration are major floor issues facing UK builders. Builders are spending large amounts of money to rectify the problem, without success. Luxor and its engineers have been put in contact with Dr. Sean Smith at Napier University in the U.K. Luxor is aware that the displacement, duration, velocity, acceleration and frequency are all positively influenced by the addition of IBS. Initial reports were prepared by Luxor's engineers and were forwarded to the U.K. Dr. Sean Smith has provided a test protocol to Luxor in order that airborne and impact sound transmission can be evaluated.

Business Development
During 2003, the Company commenced development of Fast Frame Building Components™. In 2004 the Company commenced marketing and manufacturing of this window and door component product line. Orders for three projects have been received in the fourth quarter.

In October, Luxor introduced a third product line to Power Building System, Inc., unique engineered wood products used in wood frame construction. Three truckloads have been shipped to the western United States and orders have been received for an additional ten truckloads to be shipped during November and December.

Luxor is committed to diversifying its product lines through expanding applications for its current products and developing additional innovative products to service the active housing markets in North America and the United Kingdom. In addition, Luxor is continuing to conduct market research on innovative building products that will capitalise on the growing trend to factory-built housing components and the use of engineered wood products.

In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook
The Company is proceeding to implement a strategic plan with an emphasis on expanding product lines that it offers to its growing customer base. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and execute a broad based communications program. The Company is currently utilizing cash flow from operations to expand sales.

Based on sales growth in 2004, the Company expects that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Revenues	$1,015,249	$1,031,802	$ 860,648
Cost of sales	$ 494,861	$ 492,352	$ 414,617
Gross profit	$ 512,757	$ 529,016	$ 435,018
% Gross profit	50.89%	51.79%	51.20%
Expenses	$ 805,354	$ 766,208	$ 830,973
Net loss	$ 292,584	$ 236,930	$ 394,604
Shares issued and outstanding	18,281,034	18,281,034	18,281,034
Loss per share	$ 0.02	$ 0.01	$ 0.02
Total assets	$ 725,221	$ 823,423	$ 867,281
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2004	2003	2003	2003	2003	2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	360,419	446,557	293,067	188,587	271,312	288,177	267,173	264,329
Net loss	18,261	37,014	81,905	95,132	57,379	81,984	58,089	33,933
Shares outstanding	18M	18M	18M	18M	18M	18M	18M	18M
Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

LIQUIDITY AND RISKS
As at September 30, 2004, the Company had a working capital deficit of $618,119 compared to a working capital deficit of $528,504 as at December 31, 2003, the end of the Company's last completed fiscal year. The increased deficit was a direct result of the increased cost of goods sold and was internally financed by the advances from the related parties as both mentioned in the section of overall performance.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on sales with high gross margins to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the Company.

TRANSACTIONS WITH RELATED PARTIES
During the period, the company paid management fees of $36,000 (2003 - $36,000) to a company controlled by a director of the company.

During the period, the company reimbursed $147,709 (2003 - $125,237) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $371,952 (2003 - $211,553) was included in advances from related parties.

During the period, the company paid marketing consulting fees of $64,404 (2003 - $72,045) to a company controlled by a director of the company.

During the period, the company reimbursed $35,667 (2003 - $23,024) for product promotional expenses to a director. As at the end of the period, $3,908 (2003 – 2,256) was included in advances from related parties.

During the period, a company controlled by a director was paid $50,467 (2003 - $48,224) for marketing consulting services.

During the period, the company reimbursed $8,672 (2003 - $8,813) for product promotional expenses to a director. As at the end of the period, $1,358 (2003 – 509) was included in advances from related parties.

During the period the company incurred royalties on the sales of the brace-bridging system of $49,904 (2003 - $42,405) (see note 8). As at the end of the period, $206,248 is payable (2003 -$151,935).

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
The reporting currency is the Canadian dollar. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

Expenditures related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company's credit facility of US$10,000 has been increased to US$47,000 with its bank to fund operations as required. This credit facility is personally guaranteed by one of the Company's directors.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.luxorcorp.com**.

QUARTERLY REPORT

- Schedule A
  Schedule B

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
ISSUER WEB SITE:	www.luxorcorp.com
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
NTACT EMAIL ADDRESS:	management@luxorcorp.com
FOR QUARTER ENDED:	March 31, 2005
DATE OF REPORT:	May 30, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	05/05/30 Y M D

LUXOR INDUSTRIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
MARCH 31, 2005 AND DECEMBER 31, 2004
(Unaudited-Prepared by Management)

	31-Mar-05	31-Dec-04
ASSETS		
CURRENT		
Cash and term deposits	$ 33,621	$ 89,706
Accounts receivable	85,245	84,750
Marketable securities (note 2.c)	300	300
Inventory (note 2.d)	81,720	105,670
	$ 200,887	$ 280,426
CAPITAL ASSETS (note 2.I and 3)	50,122	51,536
LICENCE AND PATENT COSTS (note 2.i and 3)	68,413	70,694
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.h and 4)	387,106	402,051
	$ 706,528	$ 804,707
LIABILITIES		
CURRENT		
Accounts payable	$ 288,557	$ 324,765
Advances from related parties (note 6 and 7)	661,082	624,774
	$ 949,639	$ 949,538
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 5)	$ 9,533,140	$ 9,533,140
DEFICIT-Exhibit 3	(9,776,250)	(9,677,971)
	$ (243,110)	$ (144,831)
	$ 706,528	$ 804,707

APPROVED BY THE DIRECTORS:

"TERRY O. LASHMAN" DIRECTOR

"GARY G. LIU" DIRECTOR

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-05	3 Months Ended 31-Mar-04
REVENUE	$ 406,823	$ 293,067
Less returns and allowances	2,271	2,720
	$ 404,552	$ 290,347
COST OF SALES	$ 287,713	$ 159,469
Gross margin before r .	$ 116,838	$ 130,878
Royalty	12,740	11,654
GROSS MAR	$ 104,098	$ 119,224
EXPENSES		
Automotive	$ 8,777	$ 9,520
Bank charges	879	392
Code and license fees	2,182	6,057
Consulting fees	-	-
Depreciation and amortization	17,689	17,561
Engineer Services	12,000	12,000
Equipment rental	2,530	1,662
Insurance	-	-
Management fees, salaries and wages	92,981	94,938
Office supplies and miscellaneous	5,257	3,728
Postage and courier	1,638	2,182
Product promotion	8,572	5,923
Professional fees	1,500	2,689
Rent and utilities	26,162	23,056
Stock exchange and filing fees	5,435	6,315
Supplies, maintenance and repairs	3,419	5,511
Telephone	5,557	4,650
Transfer agent fees	1,957	1,460
Travel and promotion	9,592	5,626
	$ 206,127	$ 203,270
LOSS BEFORE OTHER ITEMS	$ 102,028	$ 84,046
OTHER ITEMS		
Interest income	$ -	$ 3
Exchange gain(loss)	4,005	1,854
Prior year adjustments	(256)	284
	$ 3,749	$ 2,141
LOSS FOR THE PERIOD-Exhibit 3	$ 98,279	$ 81,905
Loss per share	$ 0.01	$ 0.00

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-05	3 Months Ended 31-Mar-04
DEFICIT		
Balance, beginning	$ (9,677,971)	$ (9,053,785)
Loss for the period-Exhibit 2	(98,279)	(81,905)
Balance, ending-Exhibit 1	$ (9,776,250)	$ (9,135,690)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-05	3 Months Ended 31-Mar-04
OPERATING ACTIVITIES		
Loss for the period - Exhibit 2	$ (98,279)	$ (81,905)
Item not involving cash		
Depreciation and amortization	17,689	17,561
	$ (80,590)	$ (64,344)
Changes in non-cash working capital items	(12,754.56)	(15,015)
Cash used in operating activities	$ (93,345)	$ (79,359)
FINANCING ACTIVITIES		
Shares issued for cash and accounts payabl	$ -	$ -
Advances from (to) related parties	36,308	73,644
Cash provided by financing activities	$ 36,308	$ 73,644
INVESTING ACTIVITIES		
Acquisition of capital assets	$ 50	$ (2,656)
Licence and patent costs	-	
Cash used in investing activities	$ 952	$ (2,656)
NET INCREASE (DECREASE) IN CASH	$ (56,085)	$ (8,371)
CASH, BEGINNING	89,706	23,842
CASH, ENDING-Exhibit 1	$ 33,621	$ 15,471

SCHEDULE A
EXHIBIT 5

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition
Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities
Marketable securities are recorded at cost. Market value at the end of the period is $46 (2004 -$60).

d) Inventory
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

e) Earnings (loss) per share
Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2004 -18,281,034). Diluted loss per share has not been provided for the first three months of 2005 and 2004 as it would be anti-dilutive.

f) Share issue costs
Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation
Effective January 1, 2002, the company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures
Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

i) License and patent costs
License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments
The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation
Effective January 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2005			2004
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 121,391	$ 72,862	$ 48,529	$ 47,905
Leasehold improvements	34,534	33,814	720	751
Automobile	6,000	5,127	873	935
License and patents	143,954	75,541	68,413	81,280
	$ 305,879	$187,344	$ 118,535	$ 130,871

4. Research and Development Expenditures

	2005	2004
Balance, beginning of year	$ 401,149	$ 457,323
Less: amortization	14,043	14,043
Balance, end of the period	$ 387,106	$ 443,280

5. Share Capital

a) Authorized Capital
99,588,750 common shares without par value

b) Issued Capital

	2005		2004	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,533,140	18,281,034	$9,114,340
Issued for cash:				
• Private Placement	-	-	-	-
• Options	-	-	-	-
Balance, end of the period	18,281,034	$9,533,140	18,281,034	$9,114,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Director and employees stock options*	1,290,000	$0.30	7-Mar-09
Director and employees stock options	535,000	$0.30	7-Mar-06

* Effective March 8, 2004, 300,000 director and employees options outstanding were cancelled.

f) Shares held in escrow
As at the end of the period, 245,000 (2004 – 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. Advances From Related Parties
Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. Related Party Transactions

a) During the period, the company paid management fees of $36,000 (2004 - $12,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed or accrued $51,580 (2004 - $51,649) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $428,930 (2004 - $300,991) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $14,124 (2004 - $24,015) to a company controlled by a director of the company.

d) During the period, the company reimbursed or accrued $3,294 (2004 - $8,700) for product promotional expenses to a director. As at the end of the period, $2,299 (2004 – 18,504) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $16,822 (2004 - $16,822) for marketing consulting services.

f) During the period, the company reimbursed or accrued $2,180 (2004 - $2,666) for product promotional expenses to a director. As at the end of the period, $768 (2004 – 9,032) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $12,740 (2004 - $11,654) (see note 8). As at the end of the period, $228,864 is payable (2004 -$168,735).

8. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

9. Export Sales

Operations include export sales of $291,298 (2004 - $107,926) primarily to clients in the United States.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

11. Subsequent Events

On March 22, 2005, the company announced that it agreed to issue 114,285 bonus shares to one of its directors who provided a guarantee to the line of credit with its bank. The line of credit is required to facilitate the company's increasing operations in the distribution of engineered wood products.

MANAGEMENT'S DISCUSSION & ANALYSIS

INCORPORATED AS PART OF: Schedule A
• Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003
ISSUER WEB SITE: www.luxorcorp.com

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929
NTACT EMAIL ADDRESS: management@luxorcorp.com

FOR QUARTER ENDED: March 31, 2005
DATE OF REPORT: May 30, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	05/05/30 Y M D

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2005

DISCLAIMER

This discussion and analysis has been prepared by the management of Luxor Industrial Corporation ("Luxor" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 as well as the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2005.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend patents, intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

Luxor Industrial Corporation manufacturers and markets the IBS 2000® Load Sharing Connectors™. The IBS 2000® Connectors, Luxor's lead products, increase floor performance through significant reduction in bounce and vibration in floors. The strength gained by using the IBS 2000® allows builders to use less materials in floor assemblies resulting in cost savings.

Luxor also markets a range of additional innovative building materials including Fast Frame™ Window and Door Components, Rafter Tails and other architectural details as well as engineered solid lumber products.

OVERALL PERFORMANCE

Sales

Sales for the three-month period ending March 31, 2005 were $406,823 up 38.8% compared to $293,067 for the same period of 2003. Export sales were $291,298, primarily to clients in the United States, compared to $107,926 for the same period of 2004.

Cost of Goods Sold

The cost of goods sold for the three-month period ending March 31, 2005 were $300,453 compared to $171,123 for the same period of 2004. The increase in cost of goods sold were a result of increased sales and sales of a product line with a lower profit margin.

Expenses

Overhead for the three-month period ending March 31, 2005 was $206,127 compared to $203,270 for the same period of 2004.

Statement of Operations & Deficit
The loss before other items for the three-month period ending March 31, 2005 was $102,028 compared to $84,046 for the same period of 2004.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2005 was $93,345 compared to $79,359 cash used for the same period of 2004. The increase in cash usage was primarily due to the reduction in accounts payables.

Cash used in investing activities during the three-month period ending March 31, 2005 was nil compared to $2,656 for the same period of 2004.

Financing activities were a source of $36,308 during the three-month period ending March 31, 2005 compared to $73,644 for the same period of 2004.

Fast Frame Building Components™
In 2004, the Company commenced manufacturing of this window and door component product line. First quarter shipments totaled $59,531.

Engineered Solid Lumber Products
In 2004, the Company commenced sales of unique engineered edge laminated lumber. First quarter shipments totaled $98,774.

Marketing Arrangements - Floor System Components Distributors
Luxor is pursuing arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The Company's IBS 2000® is a key component of the floor as it provides flexibility in quoting, allowing for advantage over competitors. Power Building Systems is an example of a company Luxor is working with. In order to achieve significant sales growth, Luxor requires marketing representation throughout Canada and the U.S., particularly the U.S., and this would provide Luxor with local sales representation in the respective markets.

Power Building Systems, a floor system components distributor based in Riverside, CA, adopted the use of IBS 2000® in the marketing and design of its floor system package. Power Building Systems does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California and Nevada. Power Building Systems is responsible for the Company's initial sales of Fast Frame products and engineered solid lumber products, which were shipped to California.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. The Company, as well as Power Building Systems, is working with representatives of such top 10 builders as Centex Homes, as well as, to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Business Development
During 2003, the Company commenced development of Fast Frame Building Components™.. In 2004 the Company commenced marketing and manufacturing of this window and door component product line.

In October, 2004, Luxor introduced a third product line to Power Building System, Inc., unique engineered wood products used in wood frame construction. Initial shipments commenced to the western United States in October.

The Company is developing a fourth product line consisting of rafter tails and other architectural details. Initial sales are anticipated for the fourth quarter of 2005.

Luxor is committed to diversifying its product lines through expanding applications for its current products and developing additional innovative products to service the active housing markets in North America. In addition, Luxor is continuing to conduct market research on innovative building products that will capitalize on the growing trend to factory-built housing components and the use of engineered wood products.

In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook
The Company is proceeding to implement a strategic plan with an emphasis on expanding product lines that it offers to its growing customer base. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and execute a broad based communications program. The Company is currently utilizing cash flow from operations to expand sales.

Based on sales growth in 2004, the Company expects that the sales can be increased to the level necessary for the profitable operation of the Company.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$ 1,585,513	$ 1,015,249	$ 1,031,802
Cost of sales	$ 975,388	$ 494,861	$ 492,352
Gross profit	$ 596,162	$ 512,757	$ 529,016
% Gross profit	37.60%	50.89%	51.79%
Expenses	$ 1,213,400	$ 805,354	$ 766,208
Net loss	$ 617,229	$ 292,584	$ 236,930
Shares issued and outstanding	18,281,034	18,281,034	18,281,034
Loss per share	$ 0.03	$ 0.02	$ 0.01
Total assets	$ 808,264	$ 725,221	$ 823,423
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2005	2004	2004	2004	2004	2003	2003	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	406,823	485,470	360,419	446,557	293,067	188,587	271,312	288,177
Net loss	98,279	480,058	18,261	37,014	81,905	95,132	57,379	81,984
Shares outstanding	18M	18M	18M	18M	18M	18M	18M	18M
Loss per share	0.00	0.03	0.00	0.00	0.00	0.00	0.00	0.00

LIQUIDITY AND RISKS
As at March 31, 2005, the Company had a working capital deficit of $748,752 compared to a working capital deficit of $669,112 as at December 31, 2004, the end of the Company's last completed fiscal year. The increased deficit was a direct result of decrease in current assets.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on sales with high gross margins to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an agreement to pay a 6% royalty on sales of the brace-bridging system.

TRANSACTIONS WITH RELATED PARTIES

During the period, the company paid management fees of $36,000 (2004 - $12,000) to a company controlled by a director of the company.

During the period, the company reimbursed or accrued $51,580 (2004 - $51,649) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $428,930 (2004 - $300,991) was included in advances from related parties.

During the period, the company paid marketing consulting fees of $14,124 (2004 - $24,015) to a company controlled by a director of the company.

During the period, the company reimbursed or accrued $3,294 (2004 - $8,700) for product promotional expenses to a director. As at the end of the period, $2,299 (2004 – 18,504) was included in advances from related parties.

During the period, a company controlled by a director was paid $16,822 (2004 - $16,822) for marketing consulting services.

During the period, the company reimbursed or accrued $2,180 (2004 - $2,666) for product promotional expenses to a director. As at the end of the period, $768 (2004 – 9,032) was included in advances from related parties.

During the period the company incurred royalties on the sales of the brace-bridging system of $12,740 (2004 - $11,654) (see note 8). As at the end of the period, $228,864 is payable (2004 -$168,735).

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The reporting currency is the Canadian dollar. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

Expenditures related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The

amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company's credit facility of US$10,000 has been increased to US$47,000 with its bank to fund operations as required. This credit facility is personally guaranteed by one of the Company's directors.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

On March 22, 2005, the Company announced that it agreed to issue 114,285 bonus shares to one of its directors who provided a guarantee to the line of credit with its bank. The line of credit is required to facilitate the Company's increasing operations in the distribution of engineered wood products.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.luxorcorp.com**.

QUARTERLY REPORT

- Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
ISSUER WEB SITE:	www.luxorcorp.com
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
CONTACT EMAIL ADDRESS:	management@luxorcorp.com
FOR QUARTER ENDED:	June 30, 2005
DATE OF REPORT:	August 22, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/08/22 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	05/08/22 Y M D

LUXOR INDUSTRIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005

SCHEDULE A

SCHEDULE B

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
JUNE 30, 2005 AND DECEMBER 31, 2004
(Unaudited-Prepared by Management)

		30-Jun-05		31-Dec-04
ASSETS				
CURRENT				
Cash and term deposits	$	68,995	$	89,706
Accounts receivable		105,895		84,750
Marketable securities (note 2.c)		300		300
Inventory (note 2.d)		93,734		105,670
Prepaid expenses		8,000		-
	$	276,924	$	280,426
CAPITAL ASSETS (note 2.1 and 3)		53,584		51,536
LICENCE AND PATENT COSTS (note 2.i and 3)		66,121		70,694
RESEARCH AND DEVELOPMENT EXPENDITURES		373,062		402,051
(note 2.h and 4)	$	769,691	$	804,707
LIABILITIES				
CURRENT				
Accounts payable	$	284,345	$	324,765
Advances from related parties (note 6 and 7)		696,866		624,774
	$	981,212	$	949,538
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (note 5)	$	9,533,140	$	9,533,140
DEFICIT-Exhibit 3		(9,744,660)		(9,677,971)
	$	(211,520)	$	(144,831)
	$	769,691	$	804,707

APPROVED BY THE DIRECTORS:

"TERRY O. LASHMAN" DIRECTOR

"GARY G. LIU" DIRECTOR

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-05	6 Months Ended 30-Jun-05	3 Months Ended 30-Jun-04	6 Months Ended 30-Jun-04
REVENUE	$ 490,144	$ 896,967	$ 446,557	$ 739,624
Less returns and allowances	4,652	6,923	5,437	8,157
	$ 485,492	$ 890,044	$ 441,120	$ 731,467
COST OF SALES	$ 224,224	$ 511,937	$ 248,240	$ 407,709
Gross margin before royalty	$ 261,267	$ 378,106	$ 192,880	$ 323,758
Royalty	21,814	34,554	18,693	30,347
GROSS MARGI	$ 239,454	$ 343,553	$ 174,187	$ 293,411
EXPENSES				
Automotive	$ 15,450	$ 24,227	$ 9,476	$ 18,996
Bank charges	659	1,538	816	1,208
Code and license fees	1,454	3,636	2,189	8,246
Consulting fees	-	-	2,400	2,400
Depreciation and amortization	17,779	35,468	17,582	35,143
Engineer Services	12,000	24,000	12,000	24,000
Equipment rental	2,109	4,639	2,105	3,767
Insurance	10,544	10,544	8,522	8,522
Management fees, salaries and wages	92,953	185,934	100,033	194,971
Office supplies and miscellaneous	4,530	9,787	5,167	8,895
Postage and courier	1,811	3,449	1,933	4,115
Product promotion	7,153	15,725	6,117	12,040
Professional fees	1,700	3,200	4,600	7,289
Rent and utilities	24,813	50,975	25,794	48,850
Stock exchange and filing fees	425	5,860	850	7,165
Supplies, maintenance and repairs	4,739	8,158	4,530	10,041
Telephone	4,967	10,524	6,440	11,090
Transfer agent fees	3,145	5,102	3,259	4,719
Travel and promotion	5,494	15,086	4,217	9,843
	$ 215,363	$ 421,490	$ 218,030	$ 421,300
INCOME (LOSS) BEFORE OTHER ITEMS	$ 24,091	$ (77,937)	$ (43,843)	$ (127,889)
OTHER ITEMS				
Interest income	$ 5	$ 5	$ 2	$ 5
Exchange gain(loss)	7,585	11,590	6,678	8,532
Prior year adjustments	(91)	(347)	149	433
	$ 7,499	$ 11,248	$ 6,829	$ 8,970
NET INCOME (LOSS) FOR THE PERIOD-Exhibit 3	$ 31,590	$ (66,689)	$ (37,014)	$ (118,919)
Gain (loss) per share	$ 0.00	$ (0.00)	$ (0.00)	$ (0.01)

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Unaudited-Prepared by Management)

	6 Months Ended 30-Jun-05	6 Months Ended 30-Jun-04
DEFICIT		
Balance, beginning	$ (9,677,971)	$ (9,053,785)
Net income (loss) for the period-Exhibit 2	(66,689)	(118,919)
Balance, ending-Exhibit 1	$ (9,744,660)	$ (9,172,704)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-05	6 Months Ended 30-Jun-05	3 Months Ended 30-Jun-04	6 Months Ended 30-Jun-04
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$ 31,590	$ (66,689)	$ (37,014)	$ (118,919)
Item not involving cash				
Depreciation and amortization	17,779	35,468	17,582	35,143
	$ 49,369	$ (31,221)	$ (19,432)	$ (83,776)
Changes in non-cash working capital items	(44,874)	(57,628)	(31,014.00)	(46,029)
Cash provided (used) in operating activities	$ 4,495	$ (88,849)	$ (50,446)	$ (129,805)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ -	$ -	$ -	$ -
Advances from (to) related parties	35,785	72,093	43,719	117,363
Cash provided by financing activities	$ 35,785	$ 72,093	$ 43,719	$ 117,363
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (4,906)	$ (4,856)	$ (350)	$ (3,006)
Licence and patent costs	-	-	(480)	(480)
Research and development	-	902	-	-
Cash used in investing activities	$ (4,906)	$ (3,954)	$ (830)	$ (3,486)
NET INCREASE (DECREASE) IN CASH	$ 35,374	$ (20,711)	$ (7,557)	$ (15,928)
CASH, BEGINNING	33,621	89,706	15,471	23,842
CASH, ENDING-Exhibit 1	$ 68,995	$ 68,995	$ 7,914	$ 7,914

SCHEDULE A
EXHIBIT 5

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition
Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities
Marketable securities are recorded at cost. Market value at the end of the period is $38 (2004 -$40).

d) Inventory
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

e) Earnings (loss) per share
Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2004 -18,281,034). Diluted loss per share has not been provided for the first six months of 2005 and 2004 as it would be anti-dilutive.

f) Share issue costs
Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation
Effective January 1, 2002, the company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures
Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

i) License and patent costs
License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments
The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation
Effective January 1, 2003; the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2005			2004
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 126,297	$ 74,286	$ 52,011	$ 47,016
Leasehold improvements	34,534	33,821	713	743
Automobile	6,000	5,140	860	919
License and patents	143,954	77,833	66,121	79,485
	$ 310,785	$191,080	$ 119,705	$ 128,163

4. Research and Development Expenditures

	2005	2004
Balance, beginning of year	$ 401,149	$ 457,323
Less: amortization	28,087	28,087
Balance, end of the period	$ 373,062	$ 429,236

5. Share Capital

a) Authorized Capital
99,588,750 common shares without par value

b) Issued Capital

	2005		2004	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,533,140	18,281,034	$9,114,340
Issued for cash:				
• Private Placement	-	-	-	-
• Options	-	-	-	-
Allotted unissued:				
• Bonus shares	114,285	12,000	-	-
Balance, end of the period	18,395,319	$9,545,140	18,281,034	$9,114,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Director and employees stock options*	1,290,000	$0.30	7-Mar-09
Director and employees stock options	535,000	$0.30	7-Mar-06

* Effective March 8, 2004, 300,000 director and employees options outstanding were cancelled.

f) Shares held in escrow
As at the end of the period, 245,000 (2004 – 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. Advances From Related Parties
Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. Related Party Transactions

a) During the period, the company paid management fees of $24,000 (2004 - $24,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed or accrued $93,285 (2004 - $104,410) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $446,476 (2004 - $333,120) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $38,139 (2004 - $48,030) to a company controlled by a director of the company.

d) During the period, the company reimbursed or accrued $11,686 (2004 - $25,826) for product promotional expenses to a director. As at the end of the period, $1,813 (2004 – 10,082) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $33,645 (2004 - $33,645) for marketing consulting services.

f) During the period, the company reimbursed or accrued $4,774 (2004 - $5,544) for product promotional expenses to a director. As at the end of the period, nil (2004 – 961) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $34,554 (2004 - $30,347) (see note 8). As at the end of the period, $250,677 is payable (2004 -$187,428).

8. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

9. Export Sales

Operations include export sales of $487,253 (2004 - $263,261) primarily to clients in the United States.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED JUNE 30, 2005

DISCLAIMER
This discussion and analysis has been prepared by the management of Luxor Industrial Corporation ("Luxor" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2005.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend patents, intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS
Luxor Industrial Corporation manufacturers and markets the IBS 2000® Load Sharing Connectors™. The IBS 2000® Connectors, Luxor's lead products, increase floor performance through significant reduction in bounce and vibration in floors. The strength gained by using the IBS 2000® allows builders to use less materials in floor assemblies resulting in cost savings.

Luxor also markets a range of additional innovative building materials including Fast Frame™ Window and Door Components, Rafter Tails and other architectural details.

OVERALL PERFORMANCE

Sales
Sales for the six-month period ending June 30, 2005 were $896,967 up 21.3% compared to $739,624 for the same period of 2004. Export sales were $487,253, primarily to clients in the United States, compared to $263,261 for the same period of 2004.

Cost of Goods Sold
The cost of goods sold for the six-month period ending June 30, 2005 were $546,491 compared to $438,056 for the same period of 2004. The increase in cost of goods sold were a result of increased sales and sales of a product line with a lower profit margin.

Expenses
Overhead for the six-month period ending June 30, 2005 was $421,490 compared to $421,300 for the same period of 2004.

Statement of Operations & Deficit
The loss before other items for the six-month period ending June 30, 2005 was $77,937 compared to $127,889 for the same period of 2004.

Finance & Cash Flow
Cash used in operating activities during the six-month period ending June 30, 2005 was $88,849 compared to $129,805 cash used for the same period of 2004. The decrease in cash usage was primarily due to the increase in accounts payables.

Cash used in investing activities during the six-month period ending June 30, 2005 was 3,954 compared to $3,486 for the same period of 2004.

Financing activities were a source of $72,093 during the six-month period ending June 30, 2005 compared to $117,363 for the same period of 2004.

Fast Frame Building Components™
In 2004, the Company commenced manufacturing of this window and door component product line. First six months shipments totaled $59,531.

Engineered Solid Lumber Products
In 2004, the Company commenced sales of unique engineered edge laminated lumber. First six months shipments totaled $185,404.

Marketing Arrangements - Floor System Components Distributors
Luxor is pursuing arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The Company's IBS 2000® is a key component of the floor as it provides flexibility in quoting, allowing for advantage over competitors. Power Building Systems is an example of a company Luxor is working with. In order to achieve significant sales growth, Luxor requires marketing representation throughout Canada and the U.S., particularly the U.S., and this would provide Luxor with local sales representation in the respective markets.

Power Building Systems, a floor system components distributor based in Riverside, CA, adopted the use of IBS 2000® in the marketing and design of its floor system package. Power Building Systems does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California and Nevada. Power Building Systems is responsible for the Company's initial sales of Fast Frame products and engineered solid lumber products, which were shipped to California.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. The Company, as well as Power Building Systems, is working with representatives of such top 10 builders as Centex Homes, as well as, to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Business Development
During 2003, the Company commenced development of Fast Frame Building Components™. In 2004 the Company commenced marketing and manufacturing of this window and door component product line.

In October, 2004, Luxor introduced a third product line to Power Building System, Inc., unique engineered wood products used in wood frame construction. Initial shipments commenced to the western United States in October.

The Company is developing a fourth product line consisting of rafter tails and other architectural details. Initial sales are anticipated for the fourth quarter of 2005.

Luxor is committed to diversifying its product lines through expanding applications for its current products and developing additional innovative products to service the active housing markets in North America. In addition, Luxor is continuing to conduct market research on innovative building products that will capitalize on the growing trend to factory-built housing components and the use of engineered wood products.

In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook
The Company is proceeding to implement a strategic plan with an emphasis on expanding product lines that it offers to its growing customer base. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and execute a broad based communications program. The Company is currently utilizing cash flow from operations to expand sales.

Based on sales growth in 2004, the Company expects that the sales can be increased to the level necessary for the profitable operation of the Company.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$ 1,585,513	$ 1,015,249	$ 1,031,802
Cost of sales	$ 975,388	$ 494,861	$ 492,352
Gross profit	$ 596,162	$ 512,757	$ 529,016
% Gross profit	37.60%	50.89%	51.79%
Expenses	$ 1,213,400	$ 805,354	$ 766,208
Net loss	$ 617,229	$ 292,584	$ 236,930
Shares issued and outstanding	18,281,034	18,281,034	18,281,034
Loss per share	$ 0.03	$ 0.02	$ 0.01
Total assets	$ 808,264	$ 725,221	$ 823,423
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2005	2005	2004	2004	2004	2004	2003	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	490,144	406,823	485,470	360,419	446,557	293,067	188,587	271,312
Net income (loss)	31,590	(98,279)	(480,058)	(18,261)	(37,014)	(81,905)	(95,132)	(57,379)
Shares outstanding	18M	18M	18M	18M	18M	18M	18M	18M
Gain (loss per) share	0.00	(0.00)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

LIQUIDITY AND RISKS
As at June 30, 2005, the Company had a working capital deficit of $704,288 compared to a working capital deficit of $669,112 as at December 31, 2004, the end of the Company's last completed fiscal year. The increased deficit was a direct result of increase in current liabilities.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on sales with high gross margins to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an agreement to pay a 6% royalty on sales of the brace-bridging system.

TRANSACTIONS WITH RELATED PARTIES

During the period, the company paid management fees of $24,000 (2004 - $24,000) to a company controlled by a director of the company.

During the period, the company reimbursed or accrued $93,285 (2004 - $104,410) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $446,476 (2004 - $333,120) was included in advances from related parties.

During the period, the company paid marketing consulting fees of $38,139 (2004 - $48,030) to a company controlled by a director of the company.

During the period, the company reimbursed or accrued $11,686 (2004 - $25,826) for product promotional expenses to a director. As at the end of the period, $1,813 (2004 – 10,082) was included in advances from related parties.

During the period, a company controlled by a director was paid $33,645 (2004 - $33,645) for marketing consulting services.

During the period, the company reimbursed or accrued $4,774 (2004 - $5,544) for product promotional expenses to a director. As at the end of the period, nil (2004 – 961) was included in advances from related parties.

During the period the company incurred royalties on the sales of the brace-bridging system of $34,554 (2004 - $30,347) (see note 8). As at the end of the period, $250,677 is payable (2004 -$187,428).

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The reporting currency is the Canadian dollar. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

Expenditures related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company's credit facility of US$10,000 has been increased to US$47,000 with its bank to fund operations as required. This credit facility is personally guaranteed by one of the Company's directors.

INVESTOR RELATIONS

There were no agreements for investor relations.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com or the Company's web site at www.luxorcorp.com.

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL
TRADING SYMBOL: (OTC) LXRRF

June 23, 2004
PRESS RELEASE 10.2004

12g3(b)#82822
STANDARD & POOR'S LISTED

Luxor Appoints Todd Weigel to Board of Directors

Luxor Industrial Corporation is pleased to announce the appointment of Todd S. Weigel to the Board of Directors. At the Company's recent AGM, the shareholders approved the increase in directors from four to five and the appointment of Mr. Weigel.

Todd S. Weigel has more than 12 years of experience in a broad array of executive roles. He has served as President, CEO, and COO in a variety of companies. His experience has led him to focus on applying his skills in the financial and information technology arenas. He has experience in large companies to start-up companies, both in the public and private sectors. He has experience in acquisitions, business planning, risk management and intellectual property management. In his most recent position he was with the world's largest non banking futures commission merchant, Refco. He has served as President and CEO of a technology company, Trumpet Tech Group of Companies, which he led from its infancy as a start-up company to an operational and profitable business increasing its revenue more than 900 percent from its first year to its second year during his tenure. He is currently a director of Queue Global Information Systems Corp. This company is involved in Proprietary Security Verification Software in identity theft and fraud protection.

Terry Lashman, President & CEO of Luxor, adds "Although his senior management experience is impressive, it is also his entrepreneurial spirit we look forward to in Mr. Weigel joining Luxor's management team in the capacity of Director and Vice President.

BY ORDER OF THE BOARD OF DIRECTORS

"TOL"
TERRY O. LASHMAN
President

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Todd Weigel or Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

Luxor Industrial Corporation

From: "Luxor Industrial Corporation" <management@luxorcorp.com>
To: "BOB SHORE " <news@baystreet.com>
Sent: Monday, August 23, 2004 11:11 AM
Attach: 23 AUG 04.doc
Subject: Luxor News Release

www.luxorcorp.com

>LUXOR INDUSTRIAL CORPORATION
>TRADING SYMBOL: (TSX) LRL.V
>TRADING SYMBOL: (OTC) LXRRF
> 12g3(b)#82-822
>STANDARD & POOR'S LISTED
>
>PRESS RELEASE 11.2004
>August 23,2004

TRADING SYMBOL: (TSX) LRL August 23, 2004
12g3(b)#82822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 11.2004** STANDARD & POOR'S LISTED

Luxor Reports Record 6 Month Sales

Luxor Industrial Corporation is pleased to report that sales of its patented IBS 2000® Load Sharing Connectors™ and Fast Frame Building Components™ for the 6 month period ending June 30 were $739,624, up 33%, compared to $555,350 for the same period of 2003.

The first half sales of $739,624 were a record amount for any 6 month period. Luxor's second quarter sales of $446,557 were also a record for any one quarter. Luxor also recorded record sales for IBS 2000® units of 96,617 for the first half and 59,726 for the second quarter, a record for any one quarter.

Shipments of the Company's second product line, Fast Frame Building Components™, which commenced in March, made a significant contribution to first half sales.

Luxor is continuing to conduct market research on innovative building products that will capitalize on the growing trend to factory built housing components and the use of engineered wood products. Prominent production builders and framers have been very receptive to the innovative approach that Luxor is taking to supplying their traditional products.

We look forward to an exciting year in Luxor with the introduction of new product lines and increasing sales into the United States and the United Kingdom. The expansion of product lines and markets has the potential to substantially accelerate Luxor's growth in the forward

period.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Todd Weigel or Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

The TSX Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender · Vancouver, BC · V6C 3B2 · Tel: (604) 684-7929 · Toll Free: (800) 665-2454 · Fax: (604) 683-2003

email: management@luxorcorp.com · Website: www.luxorcorp.com

Luxor Industrial Corporation

From: "Luxor Industrial Corporation" <management@luxorcorp.com>
To: <news@baystreet.com>
Cc: <news@stockwatch.com>
Sent: Thursday, September 16, 2004 1:06 PM
Subject: Luxor New Release - Sept 16, 2004

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL September 16, 2004 12g3
(b)#82822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 12.2004** STANDARD & POOR'S LISTED

Luxor Reports Another Record Month

Luxor Industrial Corporation is pleased to report that sales of its patented IBS 2000® Load Sharing Connectors™ reached a record level in August. Sales of $158,016 were a record for any one month.

In August, the Company reported first half sales of $739,624, which were a record amount for any 6 month period as well as second quarter sales of $446,557, which were a record for any one quarter.

Luxor's sales growth is the result of its continued efforts to research and introduce innovative building products to the production and factory built housing markets. Luxor introduced its Fast Frame Building Components™ to the market in March of 2004 and their positive reception from production framers has made a significant contribution to Luxor's sales. Luxor expects its continued expansion of markets and product lines will make a substantial contribution to Luxor's growth in the forward period.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

On Behalf of the Board of Directors

"TOL"

Terry O. Lashman
President

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL
TRADING SYMBOL: (OTC) LXRRF

November 8, 2004
PRESS RELEASE 13.2004

12g3(b)#82822
STANDARD & POOR'S LISTED

Luxor Receives Additional Orders for Fast Frame Building Components™
Luxor Ships Initial Orders for a New Line of Engineered Wood Products

Luxor Industrial Corporation is pleased to announce that it has received additional orders for its Fast Frame product line introduced earlier this year. Approximately $200,000 in orders for Luxor's Fast Frame Building Components™ have been recently placed with Luxor's Riverside, California based distributor, Power Building System, Inc.

In October, Luxor introduced a third product line to Power Building System, Inc., unique engineered wood products used in wood frame construction. Three truckloads have been shipped to the western United States and orders have been received for an additional ten truckloads to be shipped during November and December.

Power Building System, Inc. markets advanced building systems to builders in the western United States. These systems include Luxor's Fast Frame Building Components™ and an advanced floor system that incorporates superior mechanical access, fast installation and the cost and performance enhancing attributes of Luxor's patented IBS 2000® Load Sharing Connectors™

In September, the Company reported that sales of its patented IBS 2000® Load Sharing Connectors™ reached a record level in August for any one month, $158,0160. It also reported that first half sales of $739,624 were a record amount for any six month period as well as second quarter sales of $446,557 were a record for any one quarter.

Luxor's sales growth is the result of its continued efforts to research and introduce innovative building products to the production and multi-family housing markets. Luxor introduced its Fast Frame Building Components™ to the market in March of 2004 and their positive reception from production framers has made a significant contribution to Luxor's sales. Luxor expects its continued expansion of markets and product lines will make a substantial contribution to Luxor's growth in the forward period.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame window and door components.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL | December 20, 2004 | 12g3(b)#82822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 14.2004** | STANDARD & POOR'S LISTED

Luxor Records $342,000 in Sales for October/November

Luxor Industrial Corporation is pleased to report sales for October and November of $341,995 for its various lines of engineered wood products. The total sales for the first eleven months were $1,442,038. Sales consist of Luxor's patented IBS 2000® Load Sharing Connectors™, Fast Frame Building Components™ and a third product line of unique engineered wood products used in wood frame construction.

For the three month period ending September 30, Luxor reported sales of $357,175. The EBITDA for this period was zero, the first fiscal quarter in which the Company has not reported an operating loss.

Luxor's sales growth is the result of its continued efforts to research and introduce innovative building products to the production and multi-family housing markets. Luxor introduced its Fast Frame Building Components™ to the market in March of 2004 and a third line of engineered wood products in October 2004. Their positive reception from production framers has made a significant contribution to Luxor's sales. Luxor expects its continued expansion of markets and product lines will make a substantial contribution to Luxor's growth in the forward period.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame window and door components.

For further information contact Timea Carlsen or Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL
TRADING SYMBOL: (OTC) LXRRF

February 22, 2005
PRESS RELEASE 01.2005

12g3(b)#82822
STANDARD & POOR'S LISTED

Luxor Receives its First Order for its Fourth Engineered Wood Product Line

Luxor Industrial Corporation is pleased to announce that it has made its first sale of more than 1,000 patterned rafter tails into the California market. The rafter tails are a specified architectural detail on many custom and luxury homes, with more than 200 units called for on some homes. California's estimated market size is $27 million annually. The rafter tails are patterned in Luxor's manufacturing facility using engineered lumber from outside sources.

A positive reception to this trial shipment will allow Luxor's California distributor, Power Building System, Inc., to offer standard patterns and lengths to its California and Nevada customer base of large production builders and framers.

The sale of Rafter Tails adds a fourth product to Luxor's line of innovative building products. They are a strong addition to Luxor's sales package, which currently includes its patented IBS 2000® Load Sharing Connectors™ which improve floor performance at the lowest cost; Fast Frame Window and Door components to speed the framing process and structural engineered lumber for structural posts, beams headers and rim.

Luxor continues to build its product base using innovative concepts and materials to help builders create a better product at a lower cost.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame window and door components.

For further information contact Timea Carlsen or Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

On behalf of the Board of Directors

"TOL"

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL | March 22, 2005 | 12g3(b)#82822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 02.2005** | STANDARD & POOR'S LISTED

Luxor Industrial Corporation today announced that it has collateralized a line of credit with its bank.

The line of credit with the bank is supported by a guarantee made by a Director & Officer of Luxor. In consideration of the Director providing the guarantee with the bank, Luxor has agreed to issue the Director 114,285 common shares of Luxor. The issuance of shares is subject to regulatory approval.

The line of credit is required to facilitate Luxor's increasing operations in the distribution of engineered wood products.

BY ORDER OF THE BOARD OF DIRECTORS

GARY LIU
Director

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame window and door components.

For further information contact Timea Carlsen or Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL
TRADING SYMBOL: (OTC) LXRRF

April 20, 2005
PRESS RELEASE 03.2005

12g3(b)#82822
STANDARD & POOR'S LISTED

Luxor Posts Record First Quarter Sales of $ 404,552

Luxor Industrial Corporation is pleased to report that its sales of $ 404,552 is a record for the first quarter reporting period. The quarterly sales represent a 38% increase over the previous high of $ 293,067 recorded in the first quarter of 2004.

Luxor's president, Terry Lashman states that " the sales growth is the result of the Company's continued efforts to diversify its range of innovative building materials without taking on debt." Luxor now offers Fast Frame™ Window and Door Components, Rafter Tails and other architectural details as well as engineered solid lumber products in addition to its patented IBS 2000® Load Sharing Connectors™, which was the company's initial product.

The positive reception to Luxor's new products by builders and framers provides Luxor with the opportunity to quickly develop sales for its full range of products. The Company expects that the extended product line will attract additional distributors and sales representatives.

The Company has utilized cash flow from operations to expand sales and has not increased its issued capital since August 2000. Other than obligations to related parties, the Company is able to maintain a positive working capital position. Management is developing a new strategy to capitalize on the diverse product base in order to increase sales.

Luxor expects its continued expansion of markets and product base, using innovative concepts and materials to help builders create a superior product for less, will make a substantial contribution to its sales growth in the forward period.

BY ORDER OF THE BOARD OF DIRECTORS

Terry O. Lashman
President

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL	May 9, 2005	12g3(b)#82822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 04.2005**	STANDARD & POOR'S LISTED

Taiga Forest Adds Luxor's IBS 2000® to its Product Mix in Ontario

Luxor Industrial Corporation is pleased to announce the addition of Taiga Forest Products (TSE Listing: TFP) Brampton, Ontario distribution center as a stocking distributor of its patented IBS 2000® Load Sharing Connectors™. Taiga is Canada's largest independent distributor of building products with 15 facilities serving business centers across Canada. Taiga specializes in the distribution of lumber and panel products and related building supplies, and is the exclusive distributor of Louisiana Pacific's (LP) engineered wood products in Canada. Taiga's 2004 sales exceeded $1.3 billion with approximately 70% in Canada and 30% in the United States.

Taiga has taken an initial inventory position of 5886 units of IBS 2000® in a mix of both dimension lumber and engineered wood product sizes. Taiga will use the added span and floor system cost advantages to increase its competitive position in its engineered wood products business sector. To simplify floor designs using IBS 2000®, Taiga has facilitated the inclusion of IBS 2000®'s proprietary CCMC approved stiffness values in its design software program. The customized software will be distributed to floor system designers throughout Ontario that purchase engineered wood I-joists from Taiga. In addition, Taiga has committed to promoting and servicing the traditional dimension lumber market for IBS 2000® to its extensive customer base in the Ontario market.

The addition of Taiga's design and distribution commitment in Ontario will increase the use of IBS 2000® in the expanding engineered wood products market sector. It has been indicated that the successful implementation of the IBS 2000® program in Ontario could lead to its expansion into additional Taiga distribution facilities.

Luxor will continue expansion of markets and products, using innovative concepts, technologies and materials to help builders create a superior product for less, in order to make a significant contribution to its sales growth in the forward period.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL
TRADING SYMBOL: (OTC) LXRRF

July 13, 2005
PRESS RELEASE 05.2005

12g3(b)#82822
STANDARD & POOR'S LISTED

Luxor Moves to Larger Manufacturing Facility to Accommodate Business Growth

Luxor Industrial Corporation is pleased to announce that it has leased a 20,000 square foot manufacturing facility, located in Abbotsford, B.C., to provide the space required for manufacturing of its expanding product lines. "The addition of Fast Frame Window and Door Components™ and Luxor Architectural Detail product lines overloaded Luxor's current manufacturing space" stated Luxor's president, T.O. Lashman. "The move will allow Luxor to fully exploit the potential of these products and provide the space to manufacture more innovative products as part of our diversification program", he concluded.

During the past two years Luxor has been aggressive in adding new building products to compliment its patented IBS 2000® Load Sharing Connectors™. The introduction of the Fast Frame Window and Door Component™ product line in 2004 was the first step in the product expansion initiative. In 2005 Luxor added the capacity to manufacture Rafter Tails and other architectural details to its product mix.

The new manufacturing facility will allow Luxor to more efficiently manufacture all of its current product lines and move forward with its marketing program to increase present sales and to add product lines without manufacturing constraints.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in building systems innovations in North America. Luxor has developed the IBS 2000® Connectors and FastFrame Building components™. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™ and FastFrame™ window and door components.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929 or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

"TOL"
TERRY O. LASHMAN
President

LUXOR INDUSTRIAL CORPORATION

March 31, 2004

TSX Venture Exchange
Vancouver Office
P.O. Box 11633
#2700, 650 West Georgia St.
Vancouver, BC V6B 4N9

Attn: Colleen Chambers
Listings Department

Re: Stock Option Grants Made Under a Stock Option Plan

Dear Colleens:

We are enclosing the following for filing with you:

1. a copy of FORM 4K (Summary Form - Incentive Stock Options)
2. a copy of the news release announcing the grant of options
3. a cheque in the amount of $ 1,153.57 (1,078.10 + 75.47) for filing fees.

The total issued and outstanding share capital at the date of grant is 18,281,034. The aggregate number of shares that are subject to incentive stock options, including the proposed for acceptance, is 1,825,000, 9.98% of total issued and outstanding share capital.

Please telephone the writer if you have any questions or further requirements.

Yours truly

LUXOR INDUSTRIAL CORPORATION

TERRY O. LASHMAN
President

Enclosure

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

March 30, 2005

Colleen Chambers
TSX Venture Exchange
Suite 2700-650 West Georgia Street
P.O. Box 11633
Vancouver, BC
V6B 4N9

Attention: Colleen Chambers
RE: Luxor Industrial Corporation Loan

We are writing to you to with regards to a loan for Luxor Industrial Corporation. I personally guaranteed a loan in the amount of $60,000 CDN for Luxor. As a result, Luxor Industrial Corporation will issue me 114,285 common shares. This figure was reached as follows:

The maximum number of shares that may be issued as a bonus is 20% of the total dollar amount of the loan/guarantee divided by the Discounted Market Price of the shares (the discount being 25% discount of the previous close, .14 on March 16, 2005), as per Policy 5.1, as follows:

20% of $60,000 = $12,000

$12,000 / $0.14 X .75 = 114,285 common shares

We have enclosed a cheque for the amount of $500 + .5% of the value of the shares + GST as per your request.

We look forward to hearing from you regarding the above.

Yours truly,

Terry O. Lashman
President

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

TSX venture EXCHANGE

April 2, 2004

Luxor Industrial Corporation
702-889 West Pender St
Vancouver BC
V6C 3B2

Attention: Terry O. Lashman

Dear Sir\Madame:

Re: Luxor Industrial Corporation (the "Company") – Submission #91701
- Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on June 5, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Analyst
Listed Issuer Services

CC\nl

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TSX venture EXCHANGE

April 7, 2005

Fax: 604-683-2003

Luxor Industrial Corporation
702 – 889 West Pender Street
Vancouver, BC
V6C 3B2

Attention: Terry O. Lashman

Dear Sirs\Mesdames:

Re: LUXOR INDUSTRIAL CORPORATION ("LRL")
Shares for Bonuses – Submission #101936

This is to confirm that TSX Venture Exchange has accepted for filing the Company's proposal to issue 114,285 bonus shares to the following insider: Terry O. Lashman in consideration of a loan guarantee.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Listed Issuer Services

SC/nl

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